SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)1

SPHERE 3D CORP.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Class of Securities)

84841L100

(CUSIP number)

Jennifer M. Pulick

General Counsel and Chief Administrative Officer

Cyrus Capital Partners, L.P.

399 Park Avenue, 39th Floor

New York, New York 10022

(212) 380-5821

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 15 pages)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13D
CUSIP NO. 84841L100	Page 2 of 15

1.	NAMES OF REPORTING PERSONS
Cyrus Capital Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
20,289,192 [1]
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
20,289,192[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,289,192[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
23.4% [1]
14.	TYPE OF REPORTING PERSON
PN

[1]	Includes (i) 8,166,666 Common Shares issuable upon conversion of US$24,500,000 in principal amount of the New Debentures at a Conversion Price of US$3.00 per share, (ii) 300,000 Common Shares issuable upon exercise of the 2015 Warrants, (iii) 500,000 Common Shares issuable upon exercise of the December 2015 Warrants and (iv) 500,000 Common Shares issuable upon exercise of the February 2016 Warrants.

13D
CUSIP NO. 84841L100	Page 3 of 15

1.	NAMES OF REPORTING PERSONS
Crescent 1, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
174,041
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
174,041
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
174,041
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0.2%
14.	TYPE OF REPORTING PERSON
PN

13D
CUSIP NO. 84841L100	Page 4 of 15

1.	NAMES OF REPORTING PERSONS
CRS Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
151,458
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
151,458
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
151,458
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0.2%
14.	TYPE OF REPORTING PERSON
PN

13D
CUSIP NO. 84841L100	Page 5 of 15

1.	NAMES OF REPORTING PERSONS
Cyrus Opportunities Master Fund II, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Island
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
473,355
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
473,355
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
473,355
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0.6%
14.	TYPE OF REPORTING PERSON
CO

13D
CUSIP NO. 84841L100	Page 6 of 15

1.	NAMES OF REPORTING PERSONS
Cyrus Select Opportunities Master Fund, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
76,427
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
76,427
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
76,427
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0.1%
14.	TYPE OF REPORTING PERSON
CO

13D
CUSIP NO. 84841L100	Page 7 of 15

1.	NAMES OF REPORTING PERSONS
Cyrus Capital Partners GP, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
20,289,192[1]
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
20,289,192[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,289,192[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
23.4% [1]
14.	TYPE OF REPORTING PERSON
OO

[1]	Includes (i) 8,166,666 Common Shares issuable upon conversion of US$24,500,000 in principal amount of the New Debentures at a Conversion Price of US$3.00 per share, (ii) 300,000 Common Shares issuable upon exercise of the 2015 Warrants, (iii) 500,000 Common Shares issuable upon exercise of the December 2015 Warrants and (iv) 500,000 Common Shares issuable upon exercise of the February 2016 Warrants.

13D
CUSIP NO. 84841L100	Page 8 of 15

1.	NAMES OF REPORTING PERSONS
Cyrus Capital Advisors, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
325,499
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
325,499
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
325,499
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0.4%
14.	TYPE OF REPORTING PERSON
OO

13D
CUSIP NO. 84841L100	Page 9 of 15

1.	NAMES OF REPORTING PERSONS
FBC Holdings S.à r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
19,413,911[1]
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
19,413,911[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,413,911[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
22.4% [1]
14.	TYPE OF REPORTING PERSON
CO

[1]	Includes (i) 8,166,666 Common Shares issuable upon conversion of US$24,500,000 in principal amount of the New Debentures at a Conversion Price of US$3.00 per share, (ii) 300,000 Common Shares issuable upon exercise of the 2015 Warrants, (iii) 500,000 Common Shares issuable upon exercise of the December 2015 Warrants and (iv) 500,000 Common Shares issuable upon exercise of the February 2016 Warrants.

13D
CUSIP NO. 84841L100	Page 10 of 15

1.	NAMES OF REPORTING PERSONS
Stephen C. Freidheim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
20,289,192[1]
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
20,289,192 [1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,289,192 [1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
23.4% [1]
14.	TYPE OF REPORTING PERSON
IN

[1]	Includes (i) 8,166,666 Common Shares issuable upon conversion of US$24,500,000 in principal amount of the New Debentures at a Conversion Price of US$3.00 per share, (ii) 300,000 Common Shares issuable upon exercise of the 2015 Warrants, (iii) 500,000 Common Shares issuable upon exercise of the December 2015 Warrants and (iv) 500,000 Common Shares issuable upon exercise of the February 2016 Warrants.

13D
CUSIP NO. 84841L100	Page 11 of 15

ITEM 1. Security and Issuer

This constitutes Amendment No. 8 (“Amendment No. 8”) to the Schedule 13D relating to the shares of Common Stock of Sphere 3D Corporation (the “Issuer” or “Sphere 3D”) filed with the SEC on December 11, 2014 as subsequently amended by Amendment No. 1 filed on August 4, 2015 and further amended by Amendment No. 2 filed on January 4, 2016, Amendment No. 3 filed on April 28, 2016, Amendment No. 4 filed on September 27, 2016, Amendment No. 5 filed on December 22, 2016, Amendment No. 6 filed on January 4, 2017 and Amendment No. 7 filed on February 2, 2017 (as so amended, the “Schedule 13D”) by Cyrus Capital Partners, L.P., a Delaware limited partnership (“Cyrus Capital”), Crescent 1, L.P., a Delaware limited partnership (“CRES”), CRS Master Fund, L.P., a Cayman Islands exempted limited partnership (“CRS”), Cyrus Opportunities Master Fund II, Ltd., a Cayman Islands exempted limited company (“CMFII”), Cyrus Select Opportunities Master Fund, Ltd., a Cayman Islands exempted limited company (“CSOM”), Cyrus Capital Partners GP, L.L.C., a Delaware limited liability company (“Cyrus GP”), Cyrus Capital Advisors, L.L.C., a Delaware limited liability company (“Cyrus Advisors”), FBC Holdings S.à r.l., a Luxembourg private limited liability company (“FBC”) and Mr. Stephen C. Freidheim (each of Cyrus Capital, CRES, CRS, CMFII, CSOM, Cyrus GP, Cyrus Advisors, FBC and Mr. Freidheim, a “Reporting Person” and collectively the “Reporting Persons”). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein. Only those items amended are reported herein. Capitalized terms used in this Amendment No. 8 without being defined herein have the respective meanings given to them in the Schedule 13D.

ITEM 5. Interest in Securities of the Issuer

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on the (i) 51,192,287 Common Shares outstanding at July 27, 2016 as disclosed in the Management Information Circular of Sphere 3D dated as of August 4, 2016 plus (ii) 3,105,137 Common Shares issued on December 30, 2016 in lieu of interest plus (iii) 16,906,666 Common Shares issued by Sphere 3D on January 26, 2017 in a private placement as reported by Sphere 3D in its Report of Foreign Private Issuer on Form 6-K dated January 26, 2017 plus (iv) 6,025,000 Common Shares issued by Sphere 3D on January 24, 2017 as disclosed by Sphere 3D on February 9, 2017.

(c) There have been no transactions with respect to the securities of Sphere 3D during the sixty days prior to the date of this Schedule 13D by the Reporting Persons, or to their knowledge, by any executive officer or director of the Reporting Persons.

(d) No other person is known by any Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of Sphere 3D beneficially owned by any Reporting Person.

(e) Not applicable.

13D
CUSIP NO. 84841L100	Page 12 of 15

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Reporting Persons may be deemed to be a “group” pursuant to Section 13(d)(3) of the Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any Common Stock beneficially owned by any of the Reporting Persons for purposes of Section 13(d) of the Act, the rules promulgated thereunder or for any other purpose.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

ITEM 7. Material to be Filed as Exhibits

99.2	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Schedule 13D as filed with the Securities and Exchange Commission on December 11, 2014)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 13th day of February, 2017

CYRUS CAPITAL PARTNERS, L.P.
By:	Cyrus Capital Partners GP, L.L.C., its general partner
By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager
CRESCENT 1, L.P.
By:	Cyrus Capital Advisors, L.L.C., its general partner
By:	Cyrus Capital Partners GP, L.L.C., its managing member
By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager
CRS MASTER FUND, L.P.
By:	Cyrus Capital Advisors, L.L.C., its general partner
By:	Cyrus Capital Partners GP, L.L.C., its managing member
By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager
CYRUS OPPORTUNITIES MASTER FUND II, LTD.
By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Authorized signatory
CYRUS SELECT OPPORTUNITIES MASTER FUND, LTD.
By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Authorized signatory

CYRUS CAPITAL PARTNERS GP, L.L.C.
By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager
CYRUS CAPITAL ADVISORS, L.L.C.
By:	Cyrus Capital Partners GP, L.L.C., its managing member
By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager
FBC HOLDINGS S.á r.l.
By:	Cyrus Capital Partners, L.P., as investment manager of the shareholders
By:	Cyrus Capital Partners GP, L.L.C., its general partner
By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager
STEPHEN C. FREIDHEIM

/s/ Stephen C. Freidheim
Stephen C. Freidheim